July 15, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of Beneficial Interest of the following series of Direxion Shares ETF Trust, under the Exchange Act of 1934:

- Direxion Daily Crypto Industry Bull 2X Shares
- Direxion Daily Crypto Industry Bear 1X Shares

Sincerely,

**New York Stock Exchange**
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
**nyse.com**